FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of December 2004

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F. X...... Form 40-F......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ...... No X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

CEZ has acquired transmission capacities for electricity exports
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CEZ has acquired the required transmission capacities for next year's electricity exports to Germany and Poland. The capacities were acquired by CEZ in a trilateral auction organized by CEPS, the operator of the Czech transmission grid.

Yet, the amount of electricity exports is not CEZ's priority. "We want to focus primarily on the margins," said CEZ's Commercial Director Alan Svoboda. This year, CEZ's cross-border sales will exceed 16.5 TWh of electricity. Next year's sales are expected to be about 10% lower, but at a higher margin compared with this year.

Even though there has been a year-over-year increase in the auction price by more than 2 Euro/MWh, the situation is more favorable to CEZ because the electricity selling price in Germany grew even more.

Domestic consumers also benefit from the growing auction prices. In fact, CEPS' proceeds from cross-border capacity auctions are used, in accordance with the regulatory rules, to lower the prices for CEPS' national net-services.

"The first-ever coordinated auction greatly simplified the process of acquiring transmission capacity, allowing us to make bids for all the profiles involved (Poland and northwest Germany) in a single process on a single auction site and to learn easily how we came off," said CEZ spokesman Ladislav Kriz voicing the feelings of the businessmen.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  CEZ, a. s.

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                                                 (Registrant)

Date:  December 10, 2004


                                           By:  /s/ Libuse Latalova
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                                                 Libuse Latalova
                                           Head of Finance Administration